March 3, 2023

Stacie Gorman

Pam Howell

Peter McPhun

Jennifer Monick

Division of Corporation Finance

Office of Real Estate & Construction

Securities & Exchange Commission

Washington, D.C.

Re:Lucent, Inc.

Amendment No. 1 to Form 10

Filed February 1, 2023

File No. 000-56509

Dear Ms. Gorman:

The following are the issuers response to your comment letter of February 23, 2023.

Amendment No. 1 to Form 10 filed February 1, 2023

Item 1. Description of Business

Business Development, page 1

1.On page 1, you disclose you selected December 31 for your fiscal year end. Within your financial statement footnotes, you disclose the fiscal year end is May 31. Please revise your filing for consistency.

Revised to consistently reference May 31 as the year end.

Item 2. Financial Information

Management's Discussion and Analysis ..., page 10

2.We note your disclosure that you anticipate you will obtain loans or investments from Mr. Arenal to meet your operational needs for the next 12 months. Please reconcile with the disclosure on page that such financing will be provided through the purchase of stock. Please also disclose the material terms of any loans to be provided, if known. Please clarify whether you have a written agreement with your president. If so, please file this as an exhibit in accordance with Item 601(b)(10) of Regulation S-K.

Clarified that Mr. Arenal will provide for the next 12 months and that such agreement is an oral agreement providing for no interest and repayment upon demand.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 11

3.Please update the information in this section as of the most recent practicable date. Please also reconcile inconsistent disclosure regarding ownership. For instance, the disclosure in the first risk factor on page 6 states management owns 98% of the company's outstanding shares. The beneficial ownership table reflects 100% ownership. In addition, footnote two to the beneficial ownership table indicates there are 5 million shares outstanding as of the date of the registration statement, while the disclosure following the table states there are 10 million shares outstanding. Please reconcile.

Revised for consistency.

Item 5. Directors and Executive Officers, page 13

4.Please provide at least 5 years of experience for Mr. Arenal, including clear disclosure of any experience with shell companies. Please disclose each company worked at, the position held, and the month and year his employment started and ended with each entity. Additionally, please disclose the specific experience, qualifications, attributes or skills that led to the conclusion that each named person should serve as a director. Please refer to Item 401(e) of Regulation S-K.

5 year period clarified.

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 13

5.Please include disclosure required by Item 404(a)(5) of Regulation S-K of the amounts due to related parties, as reflected in the financial statements and footnote 5 to the financial statements.

Revised for consistency with the financial statements.

Financial Statements as of and for the years ended May 31, 2022 and 2021

Report of Independent Registered Public Accounting Firm, page F-2

6.In your risk factor on page 5 of the filing, you state that the report of the independent registered public accounting firm has raised substantial doubt about the Company's ability to continue as a going concern. However, the auditor's report on the financial statements does not contain a going concern paragraph. Please resolve this inconsistency in the next amendment to your Form 10.

Going concern reference deleted.

Statements of Stockholders' Equity (Deficit), page F-5

7.Please ensure the balances from the Statements of Stockholders' Equity (Deficit) as of May 31, 2022 and 2021 agree with the amounts on the Condensed Balance Sheets. Also, please revise your filing to present the Statements of Stockholders' Equity (Deficit) for only the two fiscal years preceeding the date of the most recent audited balance sheet (i.e. for the years ended May 31, 2022 and 2021); please refer to Rule 8-02 of Regulation S-X.

Revised for consistency and periods added.

Notes to the Audited Financial Statements

Note 6 - Subsequent events, page F-8

8.Please update the date through which management evaluated subsequent events to be a date after May 31, 2022, the most recent audited balance sheet date.

Evaluation date updated.

Financial Statements as of and for the six months ended November 30, 2022, page F-10

9.Please revise your interim financial statements to include a balance sheet as of the end of the preceding fiscal year, a statement of operations and a statement of cash flows for the comparable period of the preceding fiscal year, and a statement of stockholders' equity (deficit) for current and comparative year-to-date periods. Please refer to Rule 8-03 of Regulation S-X.

Additional periods added.

10.We note your header on page F-13 which refers to the notes to the audited financial statements with regards to your interim financial statements. Please revise the header to refer to such financial statements as unaudited.

Revised to reflect unaudited.

General

11.We note that your registration statement on Form S-1 was declared effective on April 13, 2020. It appears that you did not sell any shares pursuant to that registration statement. Please clearly disclose, if true. In addition, since that time, you have not filed any periodic reports relating to your company, and therefore it appears you are delinquent in your reporting obligations under the Exchange Act of 1934. Please revise your disclosure throughout the registration statement to address the risks associated with failure to file these reports, including updating your risk factor on page 6, and the potential risk that you may not meet your reporting obligations going forward.

Revised to reflect no sale of shares under the previous registered offering and delinquency risk factor.

/s/ Steven Arenal

Steven Arenal

Chief Executive Officer of Lucent, Inc.